TECHWELL, INC.
408 East Plumeria Drive
San Jose, California 94134

June 20, 2006

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Techwell, Inc.—Registration Statement—Form S-1
  Registration Number: 333-130965

Ladies and Gentlemen:

        Techwell, Inc. (the "Registrant") hereby withdraws its request for acceleration of the effective date of the above-captioned registration statement on Form S-1 (as amended, the "Registration Statement") previously submitted on June 19, 2006. The Registrant intends to resubmit its request for acceleration of the Registration Statement at a later time.

Sincerely,
Techwell, Inc.
By:	/s/ MARK VOLL Mark Voll Chief Financial Officer
cc:
Davina K. Kaile, Esq.
James J. Masetti, Esq.